Exhibit (c)(8)

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[LOGO]

Presentation to the Board of Directors

Discussion Materials

April 21, 2004

Greenhill

1	Process Overview

2	Status of Interested Parties

3	Next Steps and Timing

Appendix

A	Overview of Interested Parties

Process Overview

Process Overview

LNR has engaged Greenhill to evaluate existing interest in the Company as well as to solicit additional interest

•                  The publicly disclosed auction of General Motors Acceptance Corporation’s Commercial Mortgage Business (“GMACCM”) late last year ultimately led to a number of reverse inquiries related to LNR’s business

•                  Brought renewed attention to companies focused on the CMBS and real estate finance markets

•                  LNR was recruited to help value GMACCM’s assets

•                  Due diligence of GMACCM highlighted the value of the LNR franchise

•                  Public failure of the process left a number of frustrated potential buyers

•                  LNR management was compelled to evaluate the level of interest from potential acquirors or merger partners

•                  Potential synergies with LNR’s existing business model

•                  Potential access to more abundant and less expensive capital

•                  Potential to realize value maximizing transaction for shareholders in a strong market for real estate related companies

•                  As a result, LNR has engaged Greenhill & Co., LLC (“Greenhill”) to assist in evaluating the interest level of inquiring parties

•                  Given the nature of existing inquiry, incumbent on LNR to solicit additional interested parties

LNR has begun a process focused on a limited universe of parties with the strongest interest in the Company’s businesses

•                  LNR, with the assistance of Greenhill, has begun a marketing process focusing on a group of parties with clear strategic rationale for a merger or an acquisition

•                  Financial strength and size

•                  Strategic and operational fit

•                  Clear desire to expand operations in real estate finance

•                  Parties that contacted LNR or those that were subsequently identified for contact included:

•                  CDP Capital

•                  Citigroup

•                  CIT Group

•                  Deutsche Bank

•                  GE Capital (Real Estate)

•                  Blackacre Capital Management (Cerberus)

•                  Soros Fund Management

•                  UBS Real Estate

•                  Vornado Realty Trust

•                  Greenhill began contacting interested parties in late January and thereafter sent offering memoranda and other marketing materials to each party that executed a confidentiality agreement

A smaller group of parties is currently conducting highlevel due diligence with the goal of submitting preliminary value indications by the end of April

•                  After a review of the marketing materials and preliminary discussions with LNR management and Greenhill, parties who remain interested in the process include:

•                  CIT Group (No Investment Banker Hired)

•                  GE Capital (Real Estate) (No Investment Banker Hired)

•                  Blackacre Capital Management (Cerberus) (Investment Banker: Goldman Sachs)

•                  Soros Fund Management (Investment Banker/Financial Partner: Deutsche Bank)

•                  Vornado Realty Trust (Investment Banker: Lehman Brothers)

•                  The parties listed above are currently conducting high-level due diligence on LNR’s businesses and assets

•                  More detailed due diligence will be conducted after preliminary valuation indications are received from buyers

•                  Greenhill will be receiving preliminary indications of value from interested parties at the end of April, at which point LNR will invite 1-2 parties to perform detailed due diligence and submit binding offers

Presentation to the Board of Directors

1	Process Overview

2	Status of Interested Parties

3	Next Steps and Timing

Appendix

A	Overview of Interested Parties

Status of Interested Parties

Status of Interested Parties

Interested Party	Diligence Completed	Level of Interest	Proposed Structure	Strategic Rationale
Vornado	• On-site visit to Miami • Detailed review of business lines and prospects • Preliminary view on asset values • Multiple visits to Newhall • Have considered “social issues”	Very High	• Stock / Cash

•             Vornado Chairman Steve Roth aspires to create the leading “real estate company” in the world

•             LNR California real estate assets and expertise are a perfect complement to existing portfolio of New York, Washington and Chicago based assets

•             REIT structure complementary on many fronts, including cost of capital. Transaction could facilitate conversion of LNR to REIT status

•             Attracted to strong cash flows and fee streams from special servicing

•             LNR real estate securities business, including special servicing platform, adds diversity to Vornado and protects against downturns in cycle

Cerberus / Blackacre Capital Management	• On-site visit to Miami scheduled • Detailed review of business lines and prospects • Currently working with Goldman to form view on asset values • Recent visit to Newhall	High	• All Cash

•             See significant growth potential in all of LNR’s businesses with additional capital allocation

•             Leverage of LNR due diligence and market expertise for investments in U.S. and Europe

•             Potential to create new businesses within LNR platform

•             Mortgage origination

•             Access to broad range of borrowers via existing portfolio for future loan opportunities

•             Synergy with other portfolio companies

•             Ableco Finance

•             Aozora Bank Ltd. (Japanese Bank)

•             Believe in upside potential of Newhall

•             See significant benefits of REIT conversion as part of transaction

•             Attracted to strong cash flow streams from hard assets and fee streams from servicing business

Interested Party	Diligence Completed	Level of Interest	Proposed Structure	Strategic Rationale
SFM Capital Management (Soros Private Equity)	• Detailed review of business lines and prospects • Preliminary view on asset values • Relying on Deutsche Bank for views on Newhall and other real estate assets	High	• Cash • Not clear what role Deutsche Bank will play in financing transaction

•             Ability to create a leading real estate finance operation with LNR as the nucleus

•             See significant growth potential in all of LNR’s businesses with additional capital allocation

•             Good complement to Soros’ existing real estate finance and investment platform

•             Potential synergies with Deutsche Bank’s CMBS and lending platforms

•             Attracted to cash flow streams from hard assets as well as fee stream from special servicing

CIT Group	• Met in New York with Stuart Miller and Jeff Krasnoff • Have received overview materials • On-site meeting scheduled in Miami	Medium	• Stock / Cash

•             CIT has no current real estate finance expertise

•             Commercial mortgage origination business would be perfect complement to other lending businesses

•             Access to a broad range of borrowers

•             Not clear whether land and other real estate are attractive assets for CIT to hold on balance sheet

GE Capital	• On-site visit to Miami • Follow-up meeting in New York	Medium	• All Cash • Would need to structure off balance sheet with partner to hold land and some CMBS

•             Significant synergies with GECRE existing businesses

•             Would like to use LNR platform to bolster mortgage origination business

•             Due diligence and market expertise for investments in the U.S. and Europe

Presentation to the Board of Directors

1	Process Overview

2	Status of Interested Parties

3	Next Steps and Timing

Appendix

A	Overview of Interested Parties

Next Steps and Timing

Process Timetable

A potential transaction could materialize quickly following preliminary value indications later this month.

Late April	Early May	Late May

Receive Preliminary Value Indications and Downselect 1-2 Parties	Conduct Detailed Due Diligence / Negotiation	Documentation / Announcement

•             Receive preliminary indications of value

•             Select participants for participation in detailed due diligence

•             Price

•             Financial strength

•             Deal structure / consideration

•             Conditionality / credibility

•             Schedule detailed due diligence

•             Distribute form contract to downselected parties

• Potential buyers conduct due diligence • Management discussions • Data room / document review • Site visits • Follow up • Negotiate contract terms with multiple parties

•             Receive firm indications from buyers:

•             Price

•             Structure

•             Contingencies

•             Forms of consideration

•             Financing

•             Execute contract and announce definitive agreement

•             Shareholder vote and closing thereafter

Presentation to the Board of Directors

1	Process Overview

2	Status of Interested Parties

3	Next Steps and Timing

Appendix

A	Overview of Interested Parties

Overview of Interested Parties

Strategic Party Overview

Vornado Realty Trust (NYSE: VNO)

[LOGO]

Based in New York City, Vornado is a fully integrated REIT with a portfolio of approximately 75 million square feet of office, retail and industrial properties

Founded over 35 years ago as a retailing company, the Company was transformed into a real estate business in 1981

Description

•             Vornado operates in four business segments:

•             Office Properties: 83 office properties with approximately27.3 million square feet in New York City (primarily Manhattan) and in the Washington D.C. and Northern Virginia areas

•             Retail Properties: 60 retail properties in six states andPuerto Rico with approximately 12.9 million square feet

•             Merchandise Mart Properties: 8.6 million square feet of showroom and office space, including the 3.4 million square foot Merchandise Mart

•             Temperature Controlled Logistics: 60% interest in partnership that owns 87 cold storage warehouses nationwide with approximately 440.7 million cubic feet of refrigerated space leased to AmeriCold Logistics

•             Vornado holds significant stakes in Alexander’s Inc. (NYSE: ALX), Hotel Pennsylvania, Newkirk Master Limited Partnership and industrial properties

LTM Share Price Performance

[CHART]

Financial Summary

($ US Millions)	2000	2001	2002	2003 (2)
Total Revenue	$792.4	$952.2	$1,392.2	$1,503.1
% Growth	18.7%	20.2%	46.2%	8.0%

Operating Income	344.1	369.2	539.9	582.0
% Margin	43.4%	38.8%	38.8%	38.7%
% Growth	23.8%	7.3%	46.2%	7.8%

Net Income (1)	214.2	242.0	253.1	284.8
% Margin	27.0%	25.4%	18.2%	19.0%
% Growth	10.2%	13.0%	4.6%	12.5%

FFO	353.4	394.5	439.8	518.2
% Growth	12.5%	11.6%	11.5%	17.8%

EPS (1)	$1.98	$2.23	$2.09	$2.29
% Growth	7.0%	12.6%	(6.3)%	9.6%

FFO Per Share - Diluted	$3.65	$3.96	$3.91	$4.44
% Growth	8.3%	8.5%	(1.3)%	13.6%

Valuation Statistics

Stock Price (4/20/04)	$52.02

52-Week High (4/1/04)	$60.87

Discount to 52-Week High	(14.5)%

FD Equity Value ($MM)	$6,409

Net Debt ($MM) (3)	$5,916

Enterprise Value ($MM)	$12,325

Net Debt / Equity	0.9	x

EV / LTM EBITDA	11.9	x

Price / 2004E FFO (4)	11.4	x

Price / 2005E FFO (4)	10.8	x

Notes:

(1)          Income before discontinued operations, gains on sale of real estate and cumulative effect of change in accounting principle.

(2)          Effective with the first quarter of 2003, the Company revised its definition of FFo to include both the effect of income arisingfrom the straight-lining of rents and income from amortization of acquired below market leases net of above market leases.

(3)          Includes preferred stock and minority interests.

(4)          Based on I/B/E/S estimates.

With an enterprise value of over $12 billion, Vornado is the third largest office REIT

The Company maintains a well diversified tenant base with high credit quality

Analyst Commentary

“We anticipate that Vornado will see better results in its office portfolio than will other office companies.  Most office companies currently face the prospect of lower rents on new and renewal rents as leases expire based on the decline in market rents over the past three years.  However, Vornado is better situated as a result of its below-market rents in New York and the continued health of the Washington, D.C. market.”

Bank of America, February 12, 2004

“Vornado indicated that it will likely pursue more acquisitions in its retail business. . .The Company sees gradual improvement in demand for office space in New York and a continued strong market in Washington D.C.  We expect the Company to generate growth based on the significant mark-to-market in its office portfolio.”

Bank of America, March 24, 2004

Recent News

•             March 22, 2004: acquired 62,000 square foot retail building in New York City, located at 25 West 14th Street, for $40 million

•             February 26, 2004: Lazard Frères Real Estate Investors sold 5.7 million shares in a block trade to Bear Stearns Cos. for $322.3 million, or $56.75 per share

•             February 17, 2004: announced the calling of redemption of its 8.5% Series B Cumulative Redeemable Preferred Shares issued in 1999 at a price of $25.00 per share, or an aggregate price of $85 million plus accrued dividends

•             February 5, 2004: Vornado and Crescent’s JV completed a $254.4 million mortgage financing with Morgan Stanley Mortgage Capital, Inc. for 21 of its owned and 7 of its leased temperature-controlled warehouses

•             December 15, 2003: bought Bergen Mall in Paramus, New Jersey for $145 million from Simon Property Group, Inc.

Officers and Directors

Officers
Steven Roth	Chairman & CEO
Michael D. Fascitelli	President
David R. Greenbaum	President, NYC Office Division
Christopher G. Kennedy	President, Merchandise Mart
Mitchell N. Schear	President, Charles E. Commercial Realty
Joseph Macnow	EVP & CFO
Melvyn H. Blum	EVP, Development
Michelle Felman	EVP, Acquisitions
Sandeep Mathrani	EVP, Retail Real Estate Division
Wendy Silverstein	EVP, Capital Markets

Board of Directors
Steven Roth	Robert H. Smith
Michael D. Fascitelli	Ronald Targan
Robert P. Kogod	Richard West
David Mandelbaum	Russell B. Wight, Jr.
Stanley Simon

Investment Bankers

Lehman Brothers

Overview of Interested Parties

Strategic Party Overview

CIT Group Inc. (NYSE: CIT)

[LOGO]

CIT is a specialized lender primarily to capital-intensive industrial, manufacturing and transportation companies

The Company competes with banks, captive finance companies and other specialty finance companies. CIT is the second largest U.S. non-bank commercial lender, after G.E. Capital

Description

•             Founded in 1908, CIT Group, Inc. acts as an independent commercial and consumer finance company

•             CIT provides financing and leasing products to companies via five business segments:

•                  Specialty Finance: vendor programs, small-ticket commercial lending and leasing, consumer home equity lending and U.S. Small Business Administration lending

•                  Commercial Finance: mid-to large-ticket asset-based lending and factoring

•                  Equipment Finance: diversified, middle market equipment lending and leasing

•                  Capital Finance: commercial aircraft and rail equipment leasing and lending

•                  Structured Finance: advisory services, including transaction structuring, other specialized investment banking services and project and other large-ticket asset-backed financing

LTM Share Price Performance

[CHART]

	Financing and Leasing Assets
($US Billions)	Total	% of Total
Specialty Finance	$12.3	30.8%
Commercial Finance	10.3	25.8%
Equipment Finance	7.0	17.5%
Capital Finance	7.2	18.0%
Structured Finance	3.1	7.8%
Total	$39.9	100.0%

	Managed Assets
	Total	% of Total
Specialty Finance	$18.7	37.6%
Commercial Finance	10.4	20.9%
Equipment Finance	10.3	20.7%
Capital Finance	7.2	14.5%
Structured Finance	3.1	6.2%
Total	$49.7	100.0%

Financial Summary

($US Millions)	2000	2001	2002	2003
Net Interest Revenue (1)	$1,214	$1,361	$856	$970
Other Revenue	912	896	944	948
Total Net Revenue	2,126	2,257	1,800	1,918
Pre-Tax Net Income	986	1,131	852	937
% Margin	46.4%	50.1%	47.3%	48.9%
Net Income (2)	612	704	522	567
% Margin	28.8%	31.2%	29.0%	29.6%
Cash & Equivalents	825	1,302	2,037	1,974
Total Debt	37,965	34,002	31,681	33,669
Preferred Stock	250	259	257	0
Common Equity	6,007	10,842	4,871	5,394
Managed Assets	54,901	47,549	46,357	49,736

Valuation Statistics

Stock Price (4/20/04)	$35.15

52-Week High (3/1/04)	$40.50

Discount to 52-Week High	(13.2)%

FD Equity Value ($MM)	$7,532

Net Debt ($MM) (3)	$31,734

Enterprise Value ($MM)	$39,266

Net Debt / Equity	4.2	x

Price / 2004E EPS (4)	10.8	x

Price / 2005E EPS (4)	9.7	x

Price / Book	1.4	x

Notes:

(1)          Net of provision for credit losses.

(2)          Before non-recurring items.

(3)          Includes minority interests.

(4)          Based on I/B/E/S estimates.

Tyco’s acquisition of CIT in March 2001 for $9.9 billion – while initially based on hopes of funding synergy – resulted in a sale of shares for less than half its original purchase price in July 2002

CIT management has recently pursued tuck-in portfolio asset acquisitions that have fit within current business lines

Analyst Commentary

“We now project improving returns, driven by healthier fee income production, expanding to 12% by 2008 from 10% today, whereas we were previously projecting returns to decline slightly.  At current trading levels, the shares offer limited upside.”

Morgan Stanley, February 3, 2004

“Management indicated that it expects margins to continue to trend higher, though the marginal rate of improvement is expected to slow as the most costly funding has largely worked itself out of the Company’s mix.  For full-year 2004, we are expecting the margin to improve a total of 7 bps to 4.06%. . .Based on management comments, we believe the improvement could be front-end loaded, with larger gains in the first half and smaller ones in the back half.”

Lehman Brothers, April 13, 2004

Recent News

•             April 15, 2004: agreed to buy GATX Corporation’s technology-leasing unit for approximately $200 million, expanding its presence in computer leasing

•             April 14, 2004: announced it will sell $600 million in floating-rate two-year notes.  The Notes will yield 10 bps more than LIBOR

•             March 23, 2004: sold $500 million of 3.375% five-year global notes

•             February 25, 2004: appointed Gary Butler to Board of Directors

•             February 9, 2004: Sold $750 million of 5% global senior notes

•             January 22, 2004: agreed to sell direct private equity portfolio to Protostar Equity Partners, L.P. for an undisclosed sum

Officers and Directors

Officers
Albert R. Gamper, Jr.	Chairman & CEO
(announced retirement)
Joseph M. Leone	Vice Chairman & CFO
Lawrence A. Marsiello	Vice Chairman & Chief Credit Officer
Thomas B. Hallman	Vice Chairman, Specialty Finance
Jeffrey M. Peek	President & COO (CEO Successor)
David P. McKerroll	Group CEO, Structured Finance
Nikita Zdanow	Group CEO, Capital Finance
John F. Daly	President, Commercial Services
Roy W. Keller, Jr.	President, Equipment Finance
Victor D. Russo	President, Business Credit
Robert J. Ingato	EVP, General Counsel & Secretary
William J. Taylor	EVP, Controller & CAO

Board of Directors
Albert R. Gamper, Jr.	William A. Farlinger
Joseph M. Leone	William M. Freeman
Lawrence A. Marsiello	Thomas H. Kean
Jeffrey M. Peek	Edward J. Kelly, III
Gary C. Butler	Marianne M. Parrs
John S. Chen	John R. Ryan
Lois M. Van Deusen	Peter J. Tobin

Investment Bankers

None

Strategic Party Overview

GE Capital Corporation (Parent, NYSE: GE)

[GE LOGO]

Operating in more than 100 countries and employing more than 315,000 people, GE is the largest corporation by market capitalization worldwide

GE Real Estate, as part of the GE Commercial Finance division, funds the direct acquisition, refinancing and renovation of real estate assets, as well as equity investments in individual properties and portfolios of real estate assets

Headed by Michael E. Pralle, GE Real Estate maintains assets of nearly $28 billion with more than 30 offices worldwide

Description

•             Incorporated in 1892 and headquartered in New York, GE is a diversified corporation engaging in manufacturing and financial services, as well as a variety of other activities

•             GE Real Estate is organized into five operating platforms:

•                  North America Equity: provides equity solutions from JVs to direct investments in corporate real estate and debt portfolios

•                  North America Debt: provides debt solutions from CMBS fixed-rate and structured financing to float-to-fixed rate and enhanced debt financing

•                  Specialized Industries: provides equity and debt capital to specialized business niches

•                  Europe: operating through JVs in property market for 15 yrs

•                  Asia Pacific: Serves customers in Japan, Korea, Chile and Australia

Parent LTM Share Price Performance

[CHART]

Financial Summary

($US Millions)	2001	2002	2003	Q104
GE Consolidated
Revenue	$126,416	$132,210	$134,187	$33,350
% Growth		4.6%	1.5%	9.5%
Pre-Tax Income (1)	19,701	18,891	19,904	4,222
% Margin	15.6%	14.3%	14.8%	12.7%
Net Income (1)	14,128	15,133	15,589	3,240
% Margin	11.2%	11.4%	11.6%	9.7%
FD EPS (1)	$1.41	$1.51	$1.55	$0.32

GE Commercial Finance
Total Revenue	$15,759	$17,781	$18,869	$5,391
% Growth		12.8%	6.1%	12.9%
Total Segment Pre-Tax Income	2,788	3,189	3,765	955
% Margin	17.7%	17.9%	20.0%	17.7%
Real Estate Revenue	1,886	2,124	2,386
% Growth		12.6%	12.3%
Real Estate Net Income	528	650	834
% Margin	28.0%	30.6%	35.0%
Real Estate Assets	23,861	29,522	27,767

Parent Valuation Statistics

Stock Price (4/20/04)	$30.47

52-Week High (1/28/04)	$34.57

Discount to 52-Week High	(11.9)%

FD Equity Value ($MM) (2)	$312,829

Net Debt ($MM) (3)	$177,273

Enterprise Value ($MM)	$490,102

Net Debt / Equity	0.6	x

EV / 2004E EBITDA (4)	12.2	x

EV / 2005E EBITDA (4)	11.1	x

Price / 2004E EPS (5)	19.4	x

Price / 2005E EPS (5)	17.2	x

Price / Book	3.9	x

Notes:

(1)          Before cumulative effect of change in accounting principle.

(2)          Fully diluted shares outstanding includes 119.4 million shares issued on March 8, 2004.

(3)          Includes $5.78 billion of minority interests.

(4)          Based on Morgan Stanley Equity Research, April 15, 2004.

(5)          Based on I/B/E/S estimates.

GE engaged in a secondary stock offering on March 8, 2004, selling an additional $3.8 billion for the first time since 1961 to help fund the purchase of the U.S. media assets of Vivendi Universal

Analyst Commentary

“A broad range of catalysts should help GE’s stock outperform. Higher earnings quality, improving fundamentals, subsiding transaction headwinds, buying power from underweight institutional investors and a below peer valuation make GE stock highly attractive at current levels.”

Morgan Stanley, April 15, 2004

“Given the generally steady cash flows and collateralized nature of the real estate market, we consider [GE Real Estate] to be a lower-risk enterprise than many other parts of the GE Capital portfolio.”

Morgan Stanley, April 15, 2004

Recent News

•             April 14, 2004: Partnership between Hines and GE Real Estate purchased a 582,000 square foot two-building office complex in Kansas City CBD from Shorenstein Co., LLC and IBM

•             April 6, 2004: agreed to buy London property developer, Benchmark Group plc, for $820.4 million

•             April 1, 2004: purchased an office building and two logistics centers in Madrid from Stodiek for approximately $50 million

•             March 16, 2004: Japanese subsidiary of GE Real Estate purchased $914 million worth of loans outstanding from Japan’s Resona Holdings, Inc.’s

•             March 5, 2004: formed joint venture with Charterfield Asset Management to buy the New Kirkgate Shopping Center at Leith, Edinburgh, from Allied London Properties for $27.2 million

Investment Bankers

None

Officers and Directors

GE Officers
Jeffrey R. Immelt	Chairman & CEO
Dennis D. Dammerman	Vice Chairman
Robert S. Wright	Vice Chairman
Stuart Sinclair	President & CEO, China
Ron Carapezzi	President, GE Commercial & Industrial Financing
Keith S. Sherin	SVP & CFO
Gary M. Reiner	SVP & CIO
Robert A. Jeffe	SVP, Business Development

GE Capital Officers
Dennis D. Dammerman	Chairman
James A. Parke	Vice Chairman & CFO
Mark W. Begor	President & CEO, Card Services
Michael D. Fraizer	President & CEO, Insurance
Michael A. Neal	President & CEO, Commercial Finance
David R. Nissen	President & CEO, Consumer Finance
Michael E. Pralle	President & CEO, Real Estate
Frederick E. Wolfert	President & CEO, Healthcare

GE Board of Directors
Jeffrey R. Immelt	Claudio Gonzales LaPorte
Dennis D. Dammerman	Rochelle B. Lazaras
Robert C. Wright	Samuel A. Nunn, Jr.
James I. Cash, Jr.	Roger S. Penske
Ann M. Fudge	Andrew C. Sigler
Andrea Jung	Douglas A. Warner, III
Kenneth G. Langone

Financial Party Overview

Buyer Overview	Contacts	Capital Under Management ($MM)	Notable Deals (Real Estate Focus)	Investment Bankers

Blackacre Capital Management, LLC (Cerberus): Private real estate investment management firm formed in August 1994. Blackacre is affiliated with Cerberus Capital Management, L.P. and other funds and accounts under common management, which in the aggregate have over $13 billion in committed capital and more than 250 employees located in offices in New York, Los Angeles, Chicago, Taipei, Tokyo, Frankfurt, Seoul and Mexico City. Consummating over 200 investments totaling over $3 billion, Blackacre has historically conducted a significant portion of its investment activities through partnerships and joint ventures with a broad network of strategic operating and capital partners

	Ron Kravit (MD) / Peter Locke (VP)	Cerberus Capital Management maintains $13 billion under management

•             Casden Development, LLC: Multifamily real estate development company spun out of the $1.5 billion merger of Apartment Investment and Management Company (NYSE: AIV) (AIMCO) and Casden Properties Inc. The initial shareholders in the new Company are affiliates of AIMCO and Blackacre Capital Management

•             Capital Hotel Investments, LLC: JV created between Blackacre and Marriott International to purchase four hotels for $274 million in September 2000 and the Ritz-Carlton Kapalua on Maui for $144 million in Feb 2001

•             Charlotte Corporate Center Acquisition: JV created between Blackacre and other New York investors to purchase the leasing, management and corporate services contracts of the IJL Financial Center and the Hearst Tower in Charlotte, NC from Trammell Crow Co. for $114 million

Goldman Sachs

SFM Capital Management, L.P. (“SFMC”): Formed in September 2003, SFMC invests in real estate, corporate credits and asset based loans and contributes to the $3 billion private equity investment activity of Soros Private Equity Partners. SFMC has generated investment opportunities across the spectrum of real estate finance, including mezzanine acquisition loans, development projects, bridge financing and traditional structured finance opportunities

	Steven Mnuchin (MD) / David Fawer (MD)	Soros Private Equity Partners maintains $3 billion under management

•             Dolce International Holdings, Inc: Partnered with AEW Capital Management. Dolce’s Portfolio includes conference hotels, resorts, and corporate centers. It also owns and operates hotel conference resorts and learning centers around the world such as Dolce Hamilton Park, Dolce Heritage, oak Bridge, Dolce Fregate, and Spencer Conference Center

•             Ishin Hospitality Group: Created $150 million partnership alongside Westmont Hospitality group to invest in Japanese assets, including the Kyoto Royal Hotel and the RIHGA Royal

•             Mapeley Limited: Partnered with Fortress Investment Group to purchase real estate company that offers serviced business accommodation and infrastructure solutions to government agencies and companies. The Company provides space planning and property management services

•             MedGroup Inversiones, S.L.: 90% stake in company that develops and manages leisure real estate focusing on planned communities, hospitality, conference centers, extended stay and assisted living centers and destination entertainment centers. Based in Barcelona, Spain

Deutsche Bank (Financing Partner)